ARTICLES OF INCORPORATION
OF
GRAVITY STORAGE INC.
DATED MARCH 15, 2019

1. NAME

The name of the Corporation is Gravity Storage Inc.

2. REGISTERED OFFICE

The Registered Office of the corporation in the State of Delaware is located at 8 The Green, STE A, in the City of Dover, County of Kent Zip Code 19901.

The name of the Registered Agent at such address upon whom process against this corporation may be served is A Registered Agent Inc.

3. PURPOSE

The purpose ofthe corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. AUTHORIZED CAPITAL

The total amount of stock this corporation is authorized to issue is 4,000,000 shares (number of authorized shares) with a par value of $ 0.001 per share.